October 19, 2011	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed October 5, 2011
File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated October 13, 2011 (the “Comment Letter”) with respect to Amendment No. 4 to Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on October 5, 2011 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 5 to the Registration Statement (“Amendment No. 5”) that are marked to indicate changes from the Registration Statement filed on October 5, 2011.

Exhibit 5.1

1.

Your counsel includes various assumptions in their legal opinion that appear to be inappropriate. It is inappropriate for counsel to include assumptions that are too broad, that “assume away” the issue or that assume any of the material facts underlying the opinion. Please revise your opinion as follows.

•	In the last paragraph on page 1, please remove the Company’s due authorization of the Indenture from (i);

•	In the last paragraph on page 1, please remove the assumptions described in (b) and (c);

•	In the last paragraph on page 2, please clarify that the assumptions described in (i) and (ii) do not apply to the Company or its subsidiaries; and

•	In the last paragraph on page 1, please remove the assumptions described in (iii).

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

October 19, 2011

Alternatively, please provide us with a detailed analysis as to why you believe these assumptions are appropriate and/or confirm that you will file a “clean” opinion without these assumptions with each take-down offering.

RESPONSE: The opinion of Maslon Edelman Borman & Brand, LLP has been updated to incorporate your comments and re-filed as Exhibit 5.1 to Amendment No. 5.

In addition, we have revised the “Plan of Distribution” section of the prospectus to reflect comments received by Arque Capital, Ltd. from FINRA. See pages 85-87 of Amendment No. 5.

*  *  *  *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@~wcrlife.com.

Very truly yours,

/s/ Paul D. Chestovich

Paul D. Chestovich

Enclosures

cc:	Jon Sabes
Jon Gangelhoff